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                              IN THE MATTER OF THE
                 COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)
                              AND IN THE MATTER OF
                     A PLAN OF COMPROMISE OR ARRANGEMENT OF

   AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY,
       AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER
                     WASHINGTON INC. AND NETCOM CANADA INC.

                   (HEREINAFTER REFERRED TO AS "AT&T CANADA")

                               NOTEHOLDERS' PROXY

                 FOR USE BY BENEFICIAL OWNERS OF AT&T CANADA'S
             (A) US $250 MILLION 12% SENIOR NOTES DUE AUGUST, 2007,
      (B) US $170 MILLION 10.75% SENIOR DISCOUNT NOTES DUE NOVEMBER, 2007,
        (C) US $970 MILLION 9.95% SENIOR DISCOUNT NOTES DUE JUNE, 2008,
          (D) US $225 MILLION 10.625% SENIOR NOTES DUE NOVEMBER, 2008,
          (E) CDN $150 MILLION 7.15% SENIOR NOTES DUE SEPTEMBER, 2004,
          (F) US $1 BILLION 7.65% SENIOR NOTES DUE SEPTEMBER, 2006 AND
            (G) US $250 MILLION 7.625% SENIOR NOTES DUE MARCH, 2005,
                                 (THE "NOTES")

                                     AT THE

                         MEETING OF AFFECTED CREDITORS

  to be held pursuant to an Order of the Superior Court of Justice of Ontario in connection with AT&T Canada's plan of compromise and arrangement (the "Plan")
            under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada)

             on February 20, 2003 at 10:00 a.m. (Eastern Time) at:
            The Fairmont Royal York Hotel, Confederation Room No. 5,
                    100 Front Street West, Toronto, Ontario

                        and at any adjournment thereof.

BEFORE COMPLETING THIS PROXY, PLEASE READ CAREFULLY THE INSTRUCTIONS FOR COMPLETION OF PROXY AND THE LETTER FROM GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC. ACCOMPANYING THIS PROXY FOR INFORMATION RESPECTING THE PROPER COMPLETION AND RETURN OF THIS PROXY. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE PLAN.

THIS PROXY NEEDS TO BE COMPLETED BY THE NOTEHOLDER AND RETURNED TO THE MONITOR BY 5:00 P.M. EASTERN TIME ON FEBRUARY 19, 2003 IF THE NOTEHOLDER OR ANY OTHER PERSON ON THE NOTEHOLDER'S BEHALF IS TO ATTEND THE MEETING OF AFFECTED CREDITORS TO VOTE ON THE PLAN OR IF THE NOTEHOLDER WISHES TO APPOINT AN OFFICER OF HOULIHAN LOKEY HOWARD & ZUKIN, IN ITS CAPACITY AS FINANCIAL ADVISORS TO THE AD HOC COMMITTEE OF NOTEHOLDERS, OR KPMG INC., IN ITS CAPACITY AS MONITOR OF
AT&T CANADA, TO ACT AS THE NOTEHOLDER'S PROXY.
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1.  THE NOTEHOLDER, hereby revokes all proxies previously given and nominates, constitutes, and appoints
    _________________________________________________________ or, instead of the foregoing,

    (MARK ONE ONLY)

           / / Jonathan Cleveland of Houlihan Lokey Howard and Zukin, financial advisors to the ad hoc committee of Noteholders; or

           / / Richard Grudzinski of KPMG Inc., in its capacity as Monitor of
               AT&T Canada

    or such person as Mr. Cleveland or Mr. Grudzinski may designate, as nominee of the Noteholder, with power of substitution, to attend on behalf of and act for the Noteholder at the Meeting of Affected Creditors to be held in connection with the Plan of AT&T Canada and at any and all adjournments thereof, and to vote the principal amount of Notes represented hereby as follows:

    A. (MARK ONE ONLY):

           / / VOTE FOR approval of the Plan; or

           / / VOTE AGAINST approval of the Plan

    -- and --

    B. vote at the nominee's discretion and otherwise act thereat for and on behalf of the Noteholder in respect of any amendments or variations to the above matter and to any other matters that may come before the Affected Creditors' Meeting or any adjournment thereof.

2. If the undersigned holds Notes through more than one Participant Holder, please set out the Name, Account Number and principal amount of Notes held on behalf of the Noteholder by each by such Participant Holder.

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   NAME OF PARTICIPANT HOLDER                   SERIES OF       ACCOUNT NUMBER          PRINCIPAL AMOUNT OF NOTES
                                                  NOTES                                IN CDN DOLLARS (NOTES IN $US
                                                                                     MUST BE CONVERTED TO $CDN AT THE
                                                                                    SPOT RATE OF EXCHANGE ON THE CLOSE
                                                                                     OF BUSINESS ON OCTOBER 11, 2002,
                                                                                     WHICH RATE WAS US$1.00=$1.5869)
   -------------------------------------------------------------------------------------------------------------------

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

    Please photocopy this page and attach such photocopied pages hereto if additional space is needed to record additional Beneficial Owner's votes.
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TO BE FILLED IN AND SIGNED BY THE PARTICIPANT HOLDER PRIOR TO SENDING THIS PROXY
TO THE BENEFICIAL OWNER

Name of Participant Holder for this Proxy:            __________________________

Account Number:                                       __________________________

Principal Amount of Notes Represented by this Proxy:  __________________________

DATED at ___________________ this ____ day of ___________________, 2003.

NOTEHOLDER SIGNATURE:                  Per:
                                             ---------------------------------------------------
                                             (Print Name of Noteholder or Authorized Signing Officer of Noteholder)
                                       By:
                                             ---------------------------------------------------
                                             (Signature of Noteholder or Authorized Signing Officer of Noteholder)
PARTICIPANT HOLDER SIGNATURE:          Per:
                                             ---------------------------------------------------
                                             (Print Name of Authorized Signing Officer)
                                       By:
                                             ---------------------------------------------------
                                             (Signature of Authorized Signing Officer)

BY ITS EXECUTION OF THIS PROXY, THE NOTEHOLDER HEREBY AUTHORIZES KPMG INC. TO CONTACT THE PARTICIPANT HOLDER SET OUT ABOVE IN ORDER TO CONFIRM THAT THE INFORMATION SET OUT ABOVE CONFORMS TO THE INFORMATION CONTAINED IN THE RECORDS OF THE PARTICIPANT HOLDER AS OF THE RECORD DATE.

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. IF A PERSON IS APPOINTED OR IS DEEMED TO BE APPOINTED AS PROXYHOLDER AND THE NOTEHOLDER FAILS TO INDICATE A VOTE FOR OR AGAINST THE APPROVAL OF THE PLAN ON THIS PROXY, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE PLAN.

2. Each Noteholder has the right to appoint a person (who need not be a Noteholder) to attend, act and vote for and on his or her behalf and such right may be exercised by inserting in the space provided therefor the name of the person to be appointed. A Noteholder wishing to attend and vote in person at the Meeting of Affected Creditors must insert his or her own name in the space provided in order to do so. If no name has been inserted in the space provided, the Noteholder will be deemed to have appointed Jonathan Cleveland of Houlihan Lokey Howard and Zukin as the Noteholder's proxyholder.

3. The Noteholder should insert the PRINCIPAL amount of the Notes owned in the space provided using the exchange rate of US$1.00=Cdn.$1.5869. The Monitor will add the amount of accrued interest to such principal amount based on the amounts of accrued interest already provided by the relevant indenture trustee.

4. If this proxy is not dated in the space provided therefor, it shall be deemed to bear the date on which it was mailed or sent to the Participant Holder.

5. This proxy must be signed by the Beneficial Owner or by his or her attorney duly authorized in writing or, where the Noteholder is a corporation, by a duly authorized officer or attorney of the corporation with an indication of the title of such officer or attorney.

6. The Participant Holder shall fill in and sign the lower portion of the proxy PRIOR to sending the package to the Beneficial Owner.

7. Valid proxies bearing or deemed to be bearing a later date shall revoke this proxy. In the event that more than one valid proxy for the same account and bearing or deemed to be bearing the same date is received with conflicting instructions, such proxies will be treated as disputed proxies and shall not be counted.

8. THIS PROXY MUST BE RECEIVED BY THE MONITOR IN ITS CAPACITY AS CLAIMS ADMINISTRATOR BY NO LATER THAN 5:00 P.M. (EASTERN TIME) FEBRUARY 19, 2003, BY DELIVERY, COURIER OR FACSIMILE AT THE FOLLOWING ADDRESS:

                            The Claims Administrator
                                   c/o KPMG Inc.
                       Court Appointed Monitor of AT&T Canada
                                Commerce Court West
                             Suite 3300, 199 Bay Street
                              Toronto, Ontario M5L 1B2
                           Attention: Philip J. Reynolds
                             Telephone: (416) 777-3203
                                Fax: (416) 777-3364